EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS)

	Nine months ended June 30, 2005	Fiscal year ended September 30,
		2004		2003		2002	2001	2000
Income from continuing operations before income taxes	$39,214		$32,596		$20,477		$14,192	$19,055	$8,145
Minority interest in earnings	10,967		4,961		4,439		2,605	4,099	2,058
Income from equity investments	−		−		−		(533)	(1,493)	(1,132)

Fixed charges:
Interest expense*	7,893		2,881		1,961		2,200	1,714	2,898
Interest factor of rent expense	28		88		128		112	62	76
Fixed charges	7,921		2,969		2,089		2,312	1,776	2,974

Cash from equity investments	−		−		−		−	−	−
Net	$58,102		$40,526		$27,005		$18,576	$23,437	$12,045

Ratio of earnings from continuing operations to fixed charges (times)	7.34		13.65		12.93		8.03	13.20	4.05

* INCLUDES AMORTIZATION OF DEFERRED FINANCING COSTS